UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CUBIC ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

229675103

(CUSIP Number)

David R. Earhart

Gray Reed & McGraw, P.C.

1601 Elm Street, Suite 4600

Dallas, Texas 75201

(214) 954-4135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Various

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229675103

1.	Names of Reporting Persons. Calvin A. Wallen, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; WC; PF; 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 50,196,471(1)

	9.	Sole Dispositive Power 50,196,471(1)

	10.	Shared Dispositive Power -0-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

50,196,471 shares of common stock, including: (a) 11,273,411 shares directly held by the reporting person; (b) 500,000 shares held by the reporting person’s spouse, (c) 847,424 shares held by certain children of the reporting person; (d) 700,000 shares held by Tauren Exploration, Inc., a corporation wholly owned by the reporting person (“Tauren”); (e) 4,341,432 shares issuable upon conversion of 2,170.716 shares of Series B Convertible Preferred Stock of the issuer held by Tauren; (f) 27,433,022 shares issuable upon conversion of 13,716.511 shares of Series B Convertible Preferred Stock of the issuer held by Langtry Mineral and Development, LLC, an entity wholly owned by the reporting person (“Langtry”); and (g) 5,101,182 shares issuable upon conversion of 2,550.591 shares of Series B Convertible Preferred Stock of the issuer directly held by the reporting person. The Series B Convertible Preferred Stock votes with the common stock, on an as-converted basis.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.89%(1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 Includes 36,875,636 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock beneficially owned by the reporting person.

(2)                                 Based on 77,505,908 shares of common stock outstanding as of May 11, 2015, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (this “Statement”) is filed by Calvin A. Wallen, III, in his individual capacity and on behalf of Tauren and Langtry (as defined below).

Wallen was a party to a Voting Agreement, dated as of October 2, 2013 (the “Voting Agreement”), among Wallen and certain investors party thereto (the “Investors”), a copy of which was filed as Exhibit 2 to Amendment No. 6 to this Statment, and pursuant to which Wallen and the Investors agreed to vote together with respect to certain matters submitted for a vote to the shareholders of Cubic Energy, Inc., a Texas corporation (the “Company”).

This Amendment is being filed in connection with the entry by Wallen and the Investors into the Letter Agreement dated December 10, 2015 pursuant to which the parties thereto agreed to terminate the Voting Agreement, and certain other matters.

This Statement is not filed for or on behalf of any Investor.

Item 1.            Security and Issuer

This Statement relates to shares of the common stock, par value $0.05 per share (“Common Stock”), of the Company, and shares of Common Stock issuable upon conversion of shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share with a stated value of $1,000 per share (the “Series B Convertible Preferred Stock”).  The address of the Company’s principal executive office is 9870 Plano Road, Dallas, Texas 75238.

Item 2.            Identity and Background

(a)                                 This Statement is filed by Calvin A. Wallen, III, in his individual capacity and on behalf of Tauren and Langtry.

(b)                                 The business address of Wallen is 9870 Plano Road, Dallas, Texas 75238.

(c)                                  Wallen is a director and Chairman of the Board of Directors of the Company and President and Chief Executive Officer of the Company, and President of each of Tauren Exploration, Inc. (“Tauren”) and Langtry Mineral & Development, LLC (“Langtry”), entities that are wholly owned by Wallen.

(d)                                 Wallen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Wallen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Wallen is a citizen of the United States of America.

Item 3.                                                            Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Purchase Agreement, dated as of December 10, 1997, by and among the Company, Wallen, Earthstock Resources, Inc. (an entity wholly owned by Wallen), and certain other parties thereto, (a) Wallen acquired 7,000,000 shares of Common Stock and (b) Earthstock acquired 2,500,000 shares of Common Stock. In exchange for the shares, Wallen and Earthstock contributed to the Company certain oil and gas properties owned by them, as well as their entire interest in any contracts, leases, records and insurance policies affecting such interests. The amount of the consideration was the result of arms-length negotiations between them and the Company. In December 2001, Earthstock transferred all of its shares of Common Stock to Wallen.

In April 2001, in a private transaction with the Company, Tauren acquired 736,504 shares of Common Stock in exchange for working interests and limited liability company interests, at fair market value. In March 2002, Tauren cancelled certain indebtedness of the Company in exchange for 856,712 shares of Common Stock. In April and May 2002, Tauren purchased 48,000 shares of Common Stock with working capital.

On or about January 11, 2005, the Company issued 468,339 shares of Common Stock to Wallen in exchange for a 0.0585424967 working interest in the Kraemer 24-1 Well in DeSoto Parish, Louisiana.

On February 6, 2006, the Company entered into a Purchase Agreement with Tauren with respect to the purchase by the Company of certain Cotton Valley leasehold interests (approximately 11,000 gross acres; 5,000 net acres) held by Tauren. Pursuant to the Purchase Agreement, the Company acquired from Tauren a 35% working interest in approximately 2,400 acres and a 49% working interest in approximately 8,500 acres located in DeSoto and Caddo Parishes, Louisiana, along with an associated Area of Mutual Interest (“AMI”) and the right to acquire at “cost” a working interest in all additional mineral leases obtained by Tauren in the AMI, in exchange for (a) $3,500,000 in cash, (b) 2,500,000 shares of Common Stock, (c) a short-term promissory note in the amount of $1,300,000, and (d) a drilling credit of $2,100,000. The foregoing consideration was determined based upon negotiations between Tauren and a Special Committee of the Company’s directors, excluding Wallen.

Between February 2006 and September 2006, Wallen purchased an aggregate of 319,000 shares of Common Stock in open-market transactions at prevailing market prices.

In January 2006, the Company issued Wallen 300,000 shares of Common Stock under the Company’s Director and Officer 2005 Stock Option Plan for services rendered to the Company by Wallen as President and Chief Executive Officer of the Company.

In January 2007, the Company issued Wallen 150,000 shares of Common Stock under the Company’s Director and Officer 2005 Stock Option Plan for services rendered to the Company by Wallen as President and Chief Executive Officer of the Company.

On February 4, 2008, the Company issued Wallen 150,000 shares of Common Stock under the Company’s Director and Officer 2005 Stock Option Plan for services rendered to the Company by Wallen as President and Chief Executive Officer of the Company.

On November 24, 2009, Wallen, Tauren and Langtry entered into a transaction under which the Company acquired $30,952,810 in pre-paid drilling credits (the “Drilling Credits”) applicable toward the development of its Haynesville Shale rights in Northwest Louisiana.  As consideration for the Drilling Credits, the Company issued to Langtry 10,350,000 shares of Common Stock on March 16, 2010 and 103,500 shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 with a stated value of $100 per share (the “Series A Convertible Preferred Stock”), on March 17, 2010.  Following the transaction, Langtry transferred its 10,350,000 shares of common stock to Wallen.  Subsequently, the Company issued an aggregate of 16,968 additional shares of Series A Convertible Preferred Stock to Langtry in lieu of cash dividends on the Series A Convertible Preferred Stock.

On October 2, 2013, pursuant to the terms of a Conversion and Preferred Stock Purchase Agreement (the “Conversion Agreement”), which is filed as Exhibit 3 hereto, the Company issued (a) 12,047 shares of Series B Convertible Preferred Stock to Langtry in exchange for the cancellation of all of the issued and outstanding shares of Series A Convertible Preferred Stock held by Langtry and (b) 2,115 shares of Series B Convertible Preferred Stock to Wallen in exchange for Wallen’s cancellation of a promissory note payable by the Company to Wallen in the principal amount of $2.0 million, plus accrued and unpaid interest of $114,986.  The promissory note provided for interest at the prime rate of interest, plus 1%, per annum.  The Conversion Agreement was entered into in connection with certain other transactions more fully described in the Company’s Current Report on Form 8-K dated September 27, 2013.

On October 2, 2013, pursuant to the terms of a Purchase and Sale Agreement (the “Purchase and Sale Agreement”), which is filed as Exhibit 2 hereto, the Company issued to Tauren 2,000 shares of Series B Convertible Preferred Stock, together with $4.0 million in cash, as consideration for certain fractional working interests in Louisiana.  Immediately following the issuance of the shares of Series B Convertible Preferred Stock to Tauren, Tauren transferred 200 of these shares in satisfaction of a pre-existing net profits interest obligation to a third party.

Subsequent to October 2, 2013, the Company issued additional shares of Series B Convertible Preferred Stock as dividends to Wallen, Langtry, and Tauren.

Item 4.                                                            Purpose of Transaction.

The responses set forth in the last 3 paragraphs of Item 3 and in Item 6 are incorporated herein by reference in their entirety.

On December 11, 2015, the Company and its direct and indirect subsidiaries (collectively, the “Cubic Parties”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of the United States Bankruptcy Code, Case No. 15-12500 (the “Chapter 11 Cases”).

On December 10, 2015, in connection with the Chapter 11 Cases, certain creditors of the Cubic Parties entered into a Plan Support Agreement (the “PSA”) with certain other parties.  The PSA, which is subject to Bankruptcy Court approval and other conditions (including the occurrence of the effective date of the Prepackaged Plan on or before February 9, 2016) provides for the implementation of a restructuring involving the Cubic Parties on the terms set forth in the joint prepackaged plan of reorganization of the Cubic Parties (the “Prepackaged Plan”).

Subject to the satisfaction of certain terms and conditions set forth in the PSA, the parties to the PSA have agreed to support the Prepackaged Plan, pursuant to which, among other things:

•                  all existing equity interests of the Cubic Parties will be cancelled;

•                  in exchange for the release and discharge of their prepetition claims, certain creditors of the Cubic Parties will receive in the aggregate 100% of the equity interests in the reorganized Company and new senior secured notes issued by the reorganized Company; and

•                  Wells Fargo Energy Capital, Inc. will receive, in exchange for the release and discharge of its prepetition claims, 100% of the equity interest in the reorganized Cubic Louisiana Companies (as defined in the PSA).

The foregoing summary is qualified in its entirety by reference to the PSA, which is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2015.

On December 10, 2015, the parties to each of the Voting Agreement and Investment Agreement (as defined below) entered into a letter agreement attached as Exhibit 4 hereto and incorporated herein by reference (the “Letter Agreement”).  Pursuant to the Letter Agreement, the Voting Agreement and Investment Agreement were terminated upon the commencement of the Chapter 11 Cases.

Other than as described herein, the reporting person does not have any specific plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in the Company’s Certificate of Formation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above; but such person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.            Interest in Securities of the Issuer.

(a)                                 Wallen beneficially owns 50,196,471 shares, or 43.89% (as calculated pursuant to Rule 13d-3 under the Exchange Act), of the Common Stock, including: (a) 11,273,411 shares directly held by the reporting person; (b) 500,000 shares held by the reporting person’s spouse, (c) 847,424 shares held by certain children of the reporting person; (d) 700,000 shares held by Tauren; (e) 4,341,432 shares issuable upon conversion of 2,170.716 shares of Series B Convertible Preferred Stock of the issuer held by Tauren; (f) 27,433,022 shares issuable upon conversion of 13,716.511 shares of Series B Convertible Preferred Stock of the issuer held by Langtry; and (g) 5,101,182 shares issuable upon conversion of 2,550.591 shares of Series B Convertible Preferred Stock of the issuer directly held by the reporting person. The Series B Convertible Preferred Stock votes with the common stock, on an as-converted basis.

Each of the foregoing percentages of outstanding Common Stock, as calculated pursuant to Rule 13d-3 of the Exchange Act, is based on 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(b)                                 With respect to all of the shares beneficially owned by Wallen and described in Item 5(a) above, Wallen has shared power to direct the vote and sole power to dispose or direct the disposition of such shares, subject to the restrictions set forth in the Letter Agreement as described under Item 6 below.  The responses set forth in the fourth paragraph of Item 6 below are incorporated herein by reference in their entirety.

(c)                                  During the past 60 days Wallen, Langtry and Tauren have engaged in the following transactions involving the Company’s securities: Wallen, Langtry and Tauren received dividends of an aggregate of 431.173 shares of Series B Preferred Stock.

(d)                                 See Item 3 above.

(e)                                  Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 3 above, on October 2, 2013, pursuant to the terms of the Conversion Agreement, the Company issued (a) 12,047 shares of Series B Convertible Preferred Stock to Langtry in exchange for the cancellation of all of the issued and outstanding shares of Series A Convertible Preferred Stock held by Langtry and (b) 2,115 shares of Series B Convertible Preferred Stock to Wallen in exchange for Wallen’s cancellation of a promissory note payable by the Company to Wallen in the principal amount of $2.0 million, plus accrued and unpaid interest of $114,986.  The promissory note provided for interest at the prime rate of interest, plus 1% per annum.

As described in Item 3 above, on October 2, 2013, pursuant to the terms of a Purchase and Sale Agreement, the Company issued to Tauren 2,000 shares of Series B Convertible Preferred Stock as partial consideration for certain fractional working interests in Northwest Louisiana.  Immediately following the issuance of the shares of Series B Convertible Preferred Stock to Tauren, Tauren transferred 200 of these shares in satisfaction of a pre-existing net profits interest obligation to a third party.

As described in Item 1 above, on October 2, 2013, Wallen entered into the Voting Agreement with the Investors, pursuant to which Wallen and the Investors agreed to vote together with respect to certain matters submitted for a vote to the shareholders of the Company, including to cause the election (or removal, upon the Investors’ request) of any directors designated by the Investors in accordance with the Investment Agreement, dated as of October 2, 2013 (the “Investment Agreement”), between the Company and the Investors.  On December 10, 2015, the parties to each of the Voting Agreement and Investment Agreement entered into the Letter Agreement.  Pursuant to the Letter Agreement, the Voting Agreement and Investment Agreement were terminated upon the filing of the Chapter 11 Cases.

Pursuant to the Letter Agreement, Wallen agrees that for so long as the PSA has not been terminated in accordance with its terms, Wallen shall not Transfer any Prepetition Equity Interests other than in accordance with the NOL Order (each as defined in the Letter Agreement) (a) prior to entry of the NOL Order by the Bankruptcy Court, in the form attached to the PSA and (b) following the entry of the NOL Order by the Bankruptcy Court, in the form entered by the Bankruptcy Court.

The foregoing summary of agreements and transactions does not purport to be complete and is subject to, and qualified in its entirety by, the full text of those agreements that are being filed as exhibits hereto under Item 7 below, which are incorporated herein by reference.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1 — Subscription and Common Stock Purchase Agreement, dated November 24, 2009, by and between the Company and Langtry Mineral & Development, LLC.  (previously filed as Exhibit 5 to Amendment No. 5 to this Schedule 13D, and incorporated herein by reference)

Exhibit 2 — Purchase and Sale Agreement, dated October 2, 2013, by and among Tauren Exploration, Inc. and Cubic Energy, Inc. (previously filed as Exhibit 3 to Amendment No. 6 to this Schedule 13D, and incorporated herein by reference)

Exhibit 3 — Conversion and Preferred Stock Purchase Agreement dated October 2, 2013 among Cubic Energy, Inc., Langtry Mineral & Development, LLC and Calvin A. Wallen, III (previously filed as Exhibit 4 to Amendment No. 6 to this Schedule 13D, and incorporated herein by reference)

Exhibit 4 — Letter Agreement, dated December 10, 2015, among, Wallen, Anchorage Illiquid Opportunities III, L.P., Anchorage IO III(B), Anchorage IOOM III, Corbin, O-CAPLP and O-CAPMF.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 14 , 2015

/s/ Calvin A. Wallen, III
Calvin A. Wallen, III